EXHIBIT 99.1

On August 17, 2009, the reporting person settled a prepaid variable forward sale contract that was entered into on February 15, 2007 with an unaffiliated third party purchaser. The contract obligated the reporting person to deliver to the purchaser up to 75,000 shares of Knoll, Inc. common stock (or, at the election of the reporting person, an equivalent amount of cash based on the market price of Knoll, Inc. common stock at the time of settlement) on the maturity date of the contract (August 17, 2009). In exchange for assuming this obligation, the reporting person received a cash payment of approximately $1,469,064.19 as of the date of entering into the contract. The reporting person pledged 75,000 shares of Knoll, Inc. common stock (the "Pledged Shares") to secure his obligation under the contract. The reporting person also retained voting rights in the Pledged Shares and rights to receive all regular quarterly dividends up to $0.11 per share per quarter declared on the Pledged Shares during the term of the pledge. The contract provided that the number of shares of Knoll, Inc. common stock to be delivered to the purchaser on the maturity date was to be determined as follows: (a) if the closing price of Knoll, Inc. common stock on the maturity date (the "Settlement Price") was less than or equal to $23.1805 (the "Initial Share Price"), the reporting person would deliver to the purchaser all of the Pledged Shares; (b) if the Settlement Price was between the Initial Share Price up to and including $27.8166 (the "Cap Price"), the reporting person would deliver to the Purchaser a number of shares of Knoll, Inc. common stock having a value
(based on the Settlement Price) equal to $1,738,537.50; and (c) if the Settlement Price was greater than the Cap Price, the reporting person would deliver to the purchaser all of the Pledged Shares, except a number of shares equal to $347,707.50 (based on the Settlement Price). On August 17, 2009, the Settlement Price was $9.10. Accordingly, the reporting person transferred to the purchaser all of the 75,000 Pledged Shares.